NEW CENTURY PORTFOLIOS
                          40 WILLIAM STREET, SUITE 100
                       WELLESLEY, MASSACHUSETTS 02481-3902
                                 (888) 639-0102


                                                     February 28, 2006

VIA EDGAR TRANSMISSION
----------------------

Christian T. Sandoe
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         RE:      NEW CENTURY PORTFOLIOS (THE "TRUST")
                  SEC FILE NOS. 33-24041/811-5646

Dear Mr. Sandoe:

     On December 30, 2005, the Trust filed Post-Effective Amendment No. 24 to its Registration Statement on Form N-1A ("PEA No. 24") with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission") pursuant to paragraph
(a)(1) of Rule 485 under the Securities Act of 1933, as amended (the "1933 Act"). PEA No. 24 was filed to disclose that the Trust entered into new investment advisory agreements with its investment adviser, Weston Financial Group, Inc. ("Weston"), and a new underwriting agreement with its principal underwriter, Weston Securities Corporation. These new advisory and underwriting agreements were necessary because the Trust's previous agreements terminated automatically in connection with a change in control of Weston. PEA No. 24 will become effective automatically on March 1, 2006 pursuant to the provisions of paragraph (a)(1) of Rule 485 under the 1933 Act.

     The following letter responds to your comments to PEA No. 24, as discussed in a telephone call on February 10, 2006 between the Trust's counsel, Terrance James Reilly, and Brion R. Thompson from the SEC's Division of Investment Management. Mr. Thompson also requested that the Trust direct its reply to your attention with a copy to Mr. Thompson. Your comments are in italics and the Trust's response follows below each comment. Please note, a couple of SEC comments reference the "Aggressive Portfolio." On March 1, 2006, the "Aggressive Portfolio" changed its name to the "Opportunistic Portfolio." This change in name was made to better describe the Portfolio and the types of investments it makes, and does not reflect any change in the investment objectives, policies or strategies of this Portfolio. References in this letter are to the Portfolio's prior name (i.e., the "Aggressive Portfolio").

     1. THE SEC ASKED THAT THE TRUST CONFIRM IN WRITING THAT NONE OF THE PORTFOLIOS INVESTS IN ANY AFFILIATED MUTUAL FUNDS.




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Christian T. Sandoe
February 28, 2006
Page 2



          The Trust hereby confirms that none of the Portfolios invests in any affiliated mutual funds.

     2.   THE SEC  COMMENTED  ON THE PART OF THE  COVER  PAGE  THAT  LISTS  EACH
          PORTFOLIO'S OBJECTIVE AND STRATEGIES. MR. THOMPSON NOTED THAT TECHNICALLY IT COMPLIED WITH THE REQUIREMENTS OF THE FORM BUT THAT IT IS TOO WORDY. HE REQUESTED THAT IT EITHER BE EDITED OR ELIMINATED ALTOGETHER.

          The Trust has deleted the language entirely.

     3. ON PAGE 3, UNDER THE DISCUSSIONS INVOLVING THE INTERNATIONAL PORTFOLIO, THE COMMISSION ASKED THAT WE DESCRIBE HOW DIVERSIFIED THE PORTFOLIO IS OVER OTHER COUNTRIES. SPECIFICALLY, THE SEC WANTS TO KNOW, GENERALLY, HOW MANY DIFFERENT COUNTRIES ARE REPRESENTED WITHIN THE UNDERLYING FUNDS?

          The Trust is not able to comply with this SEC comment. The prospectus does carry disclosure that the International Portfolio, through its investments in underlying funds, will have exposure to the securities of issuers located in at least three different countries outside of the U.S. Since the actual investments within other countries is made by the underlying funds, and not by the International Portfolio, the Trust is unable to commit to any other level or number of different countries or regions, nor monitor underlying funds for compliance with such levels.

     4. FOR THE INTERNATIONAL PORTFOLIO, IN THE FIRST SENTENCE OF THE SECOND PARAGRAPH ON PAGE 3 UNDER "PRINCIPAL INVESTMENT STRATEGIES, " THE COMMISSION DOES NOT LIKE THE ENDING OF THE SENTENCE WHERE IT STATES THAT IT CAN INVEST IN ISSUERS "WHICH DERIVE A SIGNIFICANT PORTION OF THEIR BUSINESS OR PROFITS OUTSIDE THE U.S." MR. THOMPSON USED AS AN EXAMPLE, A COMPANY LIKE IBM, WHICH CAN DERIVE A SIGNIFICANT PORTION OF ITS PROFITS OUTSIDE OF THE U.S. BUT IS NOT REALLY A FOREIGN ISSUER OR INTERNATIONAL SECURITY. THEY REQUESTED THAT THE TRUST EITHER DELETE OR REVISE THE STATEMENT.

          The Trust has deleted the phrase from the sentence.

     5. FOR THE INTERNATIONAL PORTFOLIO, IN THE STATEMENT: "AS A GENERAL RULE, THE UNDERLYING FUNDS IN WHICH THE INTERNATIONAL PORTFOLIO INVESTS IN WILL INVEST AT LEAST 65%, AND MAY INVEST UP TO 100%, OF THEIR ASSETS IN INTERNATIONAL SECURITIES", THE COMMISSION ASKED THE TRUST TO DESCRIBE WHAT IS MEANT BY THE TERM "INTERNATIONAL SECURITIES?"

          The term "foreign issuers" has replaced the term "international securities." This term better describes the International Portfolio's goal of investing in investment companies that emphasize investment in securities of issuers that are located outside the U.S.

     6. FOR THE ALTERNATIVE STRATEGIES PORTFOLIO, UNDER ITS "PRINCIPAL INVESTMENT STRATEGIES," IT LISTS ITEMS SUCH AS: "SELL EQUITY SECURITIES LONG AND SHORT, TAKE MARKET NEUTRAL POSITIONS, INVEST IN




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Christian T. Sandoe
February 28, 2006
Page 3




          CONVERTIBLE ARBITRAGE SECURITIES, EMPLOY GLOBAL MACRO INVESTMENT STRATEGIES, EMPLOY ASSET ALLOCATION STRATEGIES, EMPLOY MERGER ARBITRAGE STRATEGIES, INVEST IN DISTRESSED SECURITIES, INVEST IN THE NATURAL RESOURCES SECTOR AND INVEST IN REAL ESTATE INVESTMENT TRUSTS ("REITS")." THE STAFF REQUESTED THAT EACH OF THESE STRATEGIES BE SPECIFICALLY ADDRESSED WHERE THE TRUST DESCRIBES ITS PRINCIPAL RISKS.

          The Trust has added disclosure (or modified existing disclosure) within its risk/return summary to cover each of these topics.

     7. ON PAGE 5, UNDER "LONG/SHORT SELLING RISK," IT SAYS: "EACH PORTFOLIO, EXCEPT FOR THE INTERNATIONAL PORTFOLIO,..." YET ONLY THE ALTERNATIVE STRATEGIES PORTFOLIO ACTUALLY LISTS LONG/SHORT SELLING AS A PRINCIPAL INVESTMENT STRATEGY. THE SEC ASKED FOR SUCH DISCLOSURE IN THE OTHER PORTFOLIOS' PRINCIPAL INVESTMENT STRATEGIES.

          The language has been modified. Now, each Portfolio may invest long or short (including the International Portfolio). However, only the Alternative Strategies Portfolio uses it as a "principal investment strategy." The language has been changed to read: "Each Portfolio may invest in underlying funds that sell securities long or short, and the Alternative Strategies Portfolio may invest in such underlying funds as a part of its principal investment strategy."

     8. A SIMILAR COMMENT WAS MADE WITH RESPECT TO FIXED INCOME INVESTMENTS. THE COMMISSION WANTS "CREDIT RISK" TO INCLUDE THE AGGRESSIVE AND INTERNATIONAL PORTFOLIOS, SINCE THEIR PRINCIPAL INVESTMENT STRATEGIES REFERENCE DEBT SECURITIES.

          The change you requested was made. The section entitled "CREDIT RISK" has been modified to include all Portfolios.

     9. SIMILARLY, THE STAFF DOESN'T BELIEVE THAT "INTEREST RATE RISK" SHOULD EXCLUDE THE INTERNATIONAL PORTFOLIO SINCE ITS "PRINCIPAL INVESTMENT STRATEGIES" SECTION INCLUDES THE STATEMENT: "THE INTERNATIONAL PORTFOLIO MAY ALSO INVEST IN INVESTMENT COMPANIES THAT FOCUS ON DIFFERENT SEGMENTS OF THE FOREIGN AND DOMESTIC DEBT MARKETS."

          The change you requested was made. The section entitled "INTEREST RATE RISK" has been modified to include all Portfolios.

     10. SIMILARLY, THE STAFF NOTED THAT EACH PORTFOLIO STATES THAT IT MAY INVEST IN UNDERLYING FUNDS THAT HAVE CONVERTIBLE SECURITIES YET THE RISK DISCLOSURE UNDER "CONVERTIBLE SECURITIES" ONLY REFERENCES THE BALANCED AND ALTERNATIVE STRATEGIES PORTFOLIOS.

          The change you requested was made. The section entitled "CONVERTIBLE SECURITIES" has been modified to include all Portfolios.



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Christian T. Sandoe
February 28, 2006
Page 4


     11. THE COMMISSION DISAGREES WITH THE FOLLOWING STATEMENT FOUND ON PAGE 17 AS THE LAST SENTENCE OF THE PARAGRAPH BEGINNING "INVESTMENTS IN INVESTMENT COMPANIES AND THE INVESTMENT COMPANY INDUSTRY." IT READS:
          "A PORTFOLIO'S DIVERSIFICATION AMONG INVESTMENT COMPANIES WOULD PREVENT IT FROM BEING CONCENTRATED IN THOSE INDUSTRIES OR INVESTMENT PROGRAMS AS A RESULT OF AN INVESTMENT IN AN UNDERLYING FUND." MR. THOMPSON GAVE AS AN EXAMPLE THAT A PORTFOLIO COULD INVEST IN A NUMBER OF UNDERLYING FUNDS THAT CONCENTRATED IN A PARTICULAR ISSUER OR INDUSTRY. HE REQUESTED THAT THE TRUST EXPLAIN IN WRITING HOW THIS STATEMENT IS TRUE.

          The Trust has deleted the sentence.

     12. ON PAGE 19, UNDER "HIGH YIELD SECURITIES," THE STAFF BELIEVES THAT THE AGGRESSIVE AND INTERNATIONAL PORTFOLIOS SHOULD BE ADDED TOO.

          The change you requested was made.

     13. ON PAGE 20, THE SEC NOTED THAT SHORT RISK SECTIONS ON TOPICS SUCH AS NATURAL RESOURCES AND REITS SHOULD GO UP FRONT IN THE RISK/RETURN SUMMARY. (SEE COMMENT NO. 7, ABOVE)

          The change you requested was made.

     14. ON PAGE 30, UNDER "REDEMPTION INITIATED BY THE PORTFOLIOS," THE COMMISSION ASKED WHETHER SUCH REDEMPTIONS WOULD BE SUBJECT TO THE TRUST'S REDEMPTION FEE?

          Redemptions initiated by a Portfolio would not be subject to a redemption fee. A statement to that effect was added to this section.

     15. ON PAGE 30, IN THE SECOND PARAGRAPH UNDER "FREQUENT PURCHASES AND REDEMPTIONS OF SHARES," THE COMMISSION ASKED THAT THE TRUST EXPLAIN WHAT IS MEANT BY THE TERM "RESTRICT FUTURE ACCOUNT ACTIVITY."

          The Trust has deleted the phrase "restrict future account activity." It was already covered by the next phrase, "and reject future purchases from such shareholder."

     16. ON PAGE 30, UNDER "FREQUENT PURCHASES AND REDEMPTIONS OF SHARES," THE SEC ASKED THAT IF THERE ARE CIRCUMSTANCES WHERE ACCOUNT RESTRICTIONS WOULD NOT BE IMPOSED, TO DESCRIBE THEM.

          There are currently no circumstances where account restrictions would not be imposed on a shareholder account that was engaging in market timing.

     17. ON PAGE 31, WITH RESPECT TO THE FOLLOWING DISCLOSURE: "THIS REDEMPTION FEE SHALL EQUAL 2.00% OF THE AMOUNT BEING REDEEMED; HOWEVER, NO REDEMPTION FEE SHALL BE IMPOSED ON THE EXCHANGE OF SHARES BETWEEN THE VARIOUS PORTFOLIOS OF THE TRUST, THE REDEMPTION OF SHARES REPRESENTING REINVESTED DIVIDENDS OR CAPITAL GAINS DISTRIBUTIONS, OR ON AMOUNTS REPRESENTING THE CAPITAL APPRECIATION OF SHARES", THE SEC ASKED THAT THE TRUST CONFIRM, IN



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Christian T. Sandoe
February 28, 2006
Page 5


          WRITING THAT THESE ARE THE ONLY CIRCUMSTANCES WHERE THE REDEMPTION FEE WILL NOT BE IMPOSED.

          On behalf of the Trust, I hereby confirm that these circumstances, and the situation where a Portfolio initiates a shareholder redemption (see Comment No. 14, above) are the only circumstances where the redemption fee shall not be imposed.

     18.  ON THE BACK COVER  PAGE,  THE SEC HAS CHANGED  THEIR  PHONE  NUMBER TO
          (202) 551-8090.

          The Back Cover Page has been updated.

     19. IN THE SAI, ON PAGE B-15, THE SEC ASKED THAT THE TRUST SPECIFICALLY IDENTIFY THE CUSTODIAN, FUND ACCOUNTANTS, ETC., AND STATE THE FREQUENCY WITH WHICH THEY ARE GIVEN NON-STANDARD DISCLOSURE AND THE LAG TIME OF THE DISCLOSURE.

          The change you requested was made.

     20. IN THE SAI, ON PAGE B-20, UNDER THE FOURTH PARAGRAPH ON THE PAGE, WITH RESPECT TO THE FOLLOWING SENTENCE: "SINCE BOTH THE PORTFOLIOS AND THE PRIVATE ACCOUNTS INVEST ALL OF THEIR ASSETS IN OTHER REGISTERED INVESTMENT COMPANIES, INCLUDING OPEN-END, CLOSED-END AND EXCHANGE TRADED FUNDS, THE ALLOCATION OF INVESTMENT OPPORTUNITIES IS NOT AN ISSUE", THE COMMISSION ASKED THAT THE TRUST EXPLAIN IN WRITING WHY THE ALLOCATION OF CLOSED-END FUNDS IS NOT AN ISSUE.

          The investment adviser believes that the types of closed-end investment companies that are purchased for the Portfolios and the private accounts are widely traded on the major securities exchanges and that there is currently no difficulty in obtaining such securities. Accordingly, allocating such securities over various accounts is not an issue.

     21. IN THE RESPONSE LETTER TO THE SEC, THE SEC WANTS THE "TANDY" REPRESENTATIONS.

          In responding to the SEC's comments, please note that the Trust acknowledges and represents:

     o The Trust is responsible for the adequacy and accuracy of the disclosure in PEA No. 24;
     o Staff comments or changes to disclosure in response to staff comments in PEA No. 24, which was reviewed by the staff, does not foreclose the Commission from taking any action with respect to PEA No. 24; and
     o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




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Christian T. Sandoe
February 28, 2006
Page 6



     I believe that this fully covers your comments. Please note that the Trust will be filing a further Post-Effective Amendment to its Registration Statement on Form N-1A ("PEA No. 25") on March 1, 2006. PEA No. 25 is being filed to: (i) incorporate by reference the audited financial information for the Trust for its most recent fiscal year ended October 31, 2005; (ii) add appropriate exhibits and consents; and (iii) complete the disclosures in the Prospectus and Statement of Additional Information.

                                                     Very truly yours,


                                                     /s/ Nicole M. Tremblay
                                                     Nicole M. Tremblay

cc:      Steven M. Felsenstein
         Terrance James Reilly
         Brion R. Thompson